

March 19, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of B.A.T Capital Corporation, guaranteed by British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and Reynolds American Inc., under the Exchange Act of 1934:

- 5.350% Notes due 2032
- 5.625% Notes due 2035
- 6.250% Notes due 2055

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com